UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549
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FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person
     JOHN FIEDLER
     200 S. Michigan Ave.
     Chicago, IL 60604
2.   Issuer Name and Ticker or Trading Symbol
     Borg-Warner Automotive, Inc. (BWA)
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)
     -
4.   Statement For Month/Year
     MARCH, 2002
5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer (Check all applicable)
     ( ) Director (x) Officer (give title below) ( ) 10% Owner ( ) Other
                    Chairman and Chief Executive Officer
7.   Individual or Joint/Group Filing (Check applicable line)
     /x/ Form Filed by One Reporting Person
     --- Form Filed by More Than One Reporting Person

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Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.Title of Security|2.Transaction Date  |3. Transac-   |4.Securities Acquired
                   | (Month/Day/Year)   |    tion Code | (A) or Disposed of(D)
                   |                    | Code  | V    | Amount |(A)or(D)|Price
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                   |                    |       |      |        |      |
Common Stock       |      3/5/02        | M     |      | 338    | A    |$32.6875
Common Stock       |      3/5/02        | S     |      | 338    | D    |$61.775
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5. Amount of Securities |6. Ownership Form | 7.Nature of Indirect
   Beneficially Owned at|   Direct (D) or  |   Beneficial Ownership
   End of Month         |   Indirect (I)   |
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                        |                  |
       -                |     -            |-
       0                |     I            |By Spouse
     12452              |     D            |Joint With Spouse
     75,268.18(1)       |     I            |By The Five Dancing Bears, L.P.
     50                 |     I            |By Spouse's 401(k) Plan
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(1)Shares owned by The Five Dancing Bears, L.P. of which the reporting person is the General Partner.
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g. Puts, Calls, Warrants, Options, Convertible Securities)
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1.Title of Deriv-|2.Conversion |3.Transaction |4.Trans- |5.Number of
  ative Security |  or Exercise|  Date(month  |  action |  Derivative
                 |  Price of   |  \day\year)  |  Code   |  Securities Ac-
                 |  Derivative |              |         |  quired(A)or
                 |  Security   |              |         |  Disposed of(D)
                 |             |              |Code| V  |   (A) |   (D)
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                 |             |              |    |    |       |
Employee Stock   |             |              |    |    |       |
Option Right to  |             |              |    |    |       |
Buy              | $32.6875    |   3/5/02     | M  |    |       |   338
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6.Date Exercisable    |7.Title and   |8.Price of  |9.Number of   |10.Ownership
 and Expiration       |  Amount of   |  Derivative|  Derivative  |Form of Deriv-
 Date(month/day/year) |  Underlying  |  Security  |  Securities  |ative Security
 Date Exer-|Expiration|  Securities  |            |  Beneficially|Direct (D) or
 cisable   | Date     |  Title|Amt.or|            |  Owned At End|Indirect (I)
           |          |     |#of shrs|            |  Of Month    |
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           |          |            |      |       |              |
2/2/02     |2/2/10    |Common Stock|338   |       |              |   I
           |          |            |      |       |    11,785    |   D
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11. Nature of
    Indirect
    Beneficial
    Ownership
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     By Spouse
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Signature of Reporting Person
/s/  Laurene H. Horiszny
     as attorney-in-fact for JOHN FIEDLER
     Date: April 10, 2002